CONSENT OF CANACCORD GENUITY CORP.

We hereby consent to the incorporation by reference into the registration statement on Form 40-F being filed by B2Gold Corp. (the “Company”) with the United States Securities and Exchange Commission of the Company’s management information circular dated November 19, 2012 which includes the written fairness opinion of Canaccord Genuity Corp. dated September 18, 2012 and a summary of such fairness opinion.

CANACCORD GENUITY CORP.

Name:	Gunnar Eggertson
Title:	Managing Director

Date: April 22, 2013